UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ Paul H. Brock
By:	Paul H. Brock
Title:	Vice-President and Treasurer

/s/ Robert Cecutti
By:	Robert Cecutti
Title:	Controller

Date: June 27, 2024

SUMMARY TABLE OF CONTENTS

Appendix 1

The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2023 and 2022

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm – GJC CPA’s & ADVISORS
23.2	Consent of Independent Registered Public Accounting Firm – BDO USA, P.C.

The Magna Group of Companies Retirement Savings Plans

Financial Statements and Supplemental Schedules
Years Ended December 31, 2023 and 2022

The Magna Group of Companies Retirement Savings Plans

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – GJC CPA’s & ADVISORS

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm – BDO USA, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 27, 2024

To the Pension and Retirement Savings Committee

Magna International of America, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, as well as the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(CONTINUED)

Supplementary Information

The supplementary information contained in the schedule of assets (held at end of year) as of December 31, 2023 and the schedule of delinquent participant contributions for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GJC CPA’S & ADVISORS

Detroit, Michigan

We have served as the Plan’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Pension and Retirement Savings Committee and Plan Participants

The Magna Group of Companies Retirement Savings Plan

Aurora, Ontario, Canada

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of The Magna Group of Companies Retirement Savings Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We began serving as the Plan’s auditor in 2007 and became the predecessor auditor in 2023.

Grand Rapids, Michigan

July 14, 2023

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

(in thousands)

December 31,	2023	2022
Assets
Investments
Investments, at fair value	$2,313,206	$2,046,029
Receivables
Employer	389	232
Participants	509	293
Notes receivable from participants	57,719	56,607
Total Receivables	58,617	57,132
Net Assets Available for Benefits	$2,371,823	$2,103,161

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31,	2023	2022
Additions
Investment income/(loss):
Interest and dividends	$23,557	$21,536
Net appreciation/(depreciation) in fair value of investments	285,049	(495,204)
Contributions:
Employer	73,486	66,598
Participants	119,088	110,018
Rollovers	13,629	11,210
Interest from notes receivable from participants	3,955	3,301
Total Additions	518,764	(282,541)
Deductions
Benefits paid to terminated employees	136,231	126,695
Benefits paid to participating employees	111,312	89,663
Loan expenses and other fees	2,559	2,110
Total Deductions	250,102	218,468
Net increase/(decrease)	268,662	(501,009)
Net Assets Available for Benefits, beginning of year	2,103,161	2,604,170
Net Assets Available for Benefits, end of year	$2,371,823	$2,103,161

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1. Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the Plan) provides only general information. Participants should refer to the restated Plan Agreement for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the Primary Employer) and other participating subsidiaries and affiliates of the Primary Employer (collectively, the Employer) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2023.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan Agreement provides that the Plan may invest in common stock of Magna International Inc. (Magna), the parent company of the Primary Employer.

The Plan is administered by the Primary Employer and individuals appointed by the Board of Directors of the Primary Employer. Principal Trust Company (Principal) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit-Sharing Eligibility

An employee is eligible to receive profit-sharing contributions if the employee is employed at a participating employer on the last day of the plan year and the employee received compensation for 1,000 hours of service in the plan year. As of January 1, 2022, the Deferred Profit-Sharing portion of the Plan was modified so that only certain union employees were eligible.

Contributions and Automatic Enrollment

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the Code). The Employer may make a discretionary matching contribution. For the 2023 and 2022 plan years, the Employer Matching Contribution was 50% of the first 6% of base earnings contributed by a participant, unless a collective bargaining agreement states differently. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer. Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Employees are automatically enrolled after a 30-day opt-out period. The Employer withholds an amount equal to a percentage of eligible employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.

New hires are automatically enrolled at 6% of employee compensation (other than bonus pay), except for newly hired employees covered under certain collective bargaining agreements who will be automatically enrolled at 3%.

The Plan has an automatic increase feature whereby the contribution percentage is increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6%, unless the employee changes or stops the contribution. The automatic increase does not apply to certain employees who are covered by a collective bargaining agreement.

The Deferred Profit-Sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer. As of January 1, 2022, the Deferred Profit-Sharing portion of the Plan was replaced by a new account labelled Magna Base Contribution (MBC) for all eligible participants, defined in the Plan Agreement, as amended as the Base Contribution. The MBC for each eligible participant is determined by multiplying their applicable Regular Earnings by 3%. The MBC is paid to eligible participants on a per-pay period basis throughout the year. Contributions will commence on the first of the month on or following the completion of 6 months and attainment of 18 years of age. A one-time Base Contribution for the 2021 plan year, totaling $28,904 thousand, was made in April 2022 to eligible participants, as defined in the Plan Agreement, as amended.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan, and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the Deferred Profit-Sharing portion of the Plan. Allocations of contributions and forfeitures in the Deferred Profit-Sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon. This includes the Base Contribution.

Vesting for the historical Deferred Profit-Sharing portion of the Plan will continue according to the following schedule:

Full Years of Service	Vested Percentage (%)
Less than 1	0
1	30
2	40
3	60
4	80
5 and after	100

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the plan year in which the amounts are allocated or re-allocated, unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

Forfeitures

For the Deferred Profit-Sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2023 and 2022, allocated forfeitures were $1,958 thousand and $1,729 thousand, respectively. As of December 31, 2023 and 2022, forfeited nonvested accounts totaled $485 thousand and $1,805 thousand, respectively.

Plan Benefits

For the Deferred Profit-Sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after ten continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit-sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan Agreement.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding amounts related to the participant’s Deferred Profit-Sharing account. Participant note terms range from one to five years, or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current Prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2023, outstanding notes receivable had interest rates ranging from 5.25% to 10.50%, excluding deemed loans.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the Deferred Profit-Sharing portion of the Plan, 4/7th of the annual profit-sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant directed portion of the Plan. The remaining portion of the annual profit-sharing contribution is directed by the employee and may include investments in Employer Securities. Participants may diversify up to 100% of Magna stock held in their account at any time. Voting rights are all retained by the trustee per the direction of the Employer.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan, and the Employer also provides certain administrative services which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

2. Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Subsequent Events

Subsequent events have been evaluated by management through June 27, 2024, the date these financial statements were available to be issued.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

All Plan investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, Plan trustee and custodian. See Note 3 for discussion of fair value measurements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by Magna’s management.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2023 and 2022 are shares of the Employer’s securities amounting to $353 and $353 million, respectively. This investment represents 15% and 17% of total investments at December 31, 2023 and 2022, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

3. Investments

In accordance with ASC 820, Fair Value Measurement, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2023 or 2022.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The Principal Stable Value Fund – This asset is daily valued by the trustee, Principal Global Investors Trust, based on the underlying investments which consist primarily of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The Fund provides for daily redemptions at the reported net asset value (NAV). Participants are permitted to redeem units at NAV on the valuation date. Participants who liquidate are prohibited from moving assets back into the fund for 90 days.

Pooled Separate Accounts (PSAs) – These assets are valued based on the underlying investments (i.e., common stock, mutual funds, short-term securities). While the majority of the underlying assets values are based on quoted prices, the NAV of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date. Principal may place transfer or liquidation restrictions on the U.S. Property Separate Account. Effective close of market July 1, 2022, a contractual limitation will delay the payment of most withdrawal or transfer requests from the Principal US Property Separate Account (Separate Account) but for no more than three years from the effective date. In accordance with the terms of the Employer's group annuity contract, delayed payment requests will be honored proportionately. This means transactions may be processed in a series of payments until enough cash is available to pay obligations. The Separate Account invests the majority of assets in owned private equity commercial real estate. It focuses on properties anticipated to return both lease income and appreciation of the buildings' marketable value. The property holdings usually contain real estate from the multi-family, office, warehouse/manufacturing, and retail sectors. This Separate Account is subject to investment and liquidity risk and other risks inherent in real estate such as those associated with general and local economic conditions.

Generally, the PSA investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. There are no unfunded commitments relating to these investments.

Common/Collective Trusts (CCTs) – These assets are valued at the NAV of the units held by the Plan, which are based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements. There are no unfunded commitments relating to these investments. All CCTs are Direct Filing Entities.

Employer Securities – These assets are valued at the closing price quoted on a recognized securities exchange.

Mutual Funds – These assets are valued at quoted market prices of shares held by the Plan.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Deferred Income Annuities - The Principal Pension Builder is an investment option which allows participants to purchase deferred income annuities issued by Principal Life Insurance Company. These assets can be transferred in the future to other investment options within the Plan or surrendered. Transactions that occur prior to the commencement of guaranteed income payments are realized at the lower of contract value (or return of premium) or an adjusted contract value that takes into account the current rates of interest available in the marketplace as well as mortality factors. The fair market value of the annuities is the value paid when funds are withdrawn prior to the income start date. The annuities are reported at fair value which approximates contract value.

Life Insurance Policies – These assets are valued at the cash surrender value of the individual policies.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy the Plan’s investments (in thousands):

December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$478,096	$-	$-	$478,096
Employer securities	353,144	-	-	353,144
Deferred income annuities	-	-	2,960	2,960
Life insurance policies	-	-	38	38
	831,240	-	2,998	834,238
Stable Value Fund				170,941
Pooled Separate Accounts				363,011
Common/Collective Trusts				945,016
Total investments, at net asset value*				1,478,968
Total Investments, at fair value	$831,240	$-	$2,998	$2,313,206

December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$409,789	$-	$-	$409,789
Employer securities	352,543	-	-	352,543
Deferred income annuities	-	-	2,796	2,796
Life insurance policies	-	-	37	37
	762,332	-	2,833	765,165
Stable Value Fund				189,431
Pooled Separate Accounts				323,570
Common/Collective Trusts				767,863
Total investments, at net asset value*				1,280,864
Total Investments, at fair value	$762,332	$-	$2,833	$2,046,029

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of life insurance policies and deferred income annuities. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2023 and 2022 (in thousands):

Year ended December 31, 2023
	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$2,796	$37
Purchases	481	1
Sales	(317)	-
Balance, end of year	$2,960	$38

Year ended December 31, 2022
	Deferred Income Annuities	Life Insurance Policies
Balance, beginning of year	$2,467	$35
Purchases	629	2
Sales	(300)	-
Balance, end of year	$2,796	$37

4. Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan Agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2023	2022
Magna International Inc. common stock	$353,144	$352,543

Year ended December 31,	2023	2022
Changes in net assets available for benefits
Dividend income	$11,278	$11,483
Net appreciation/(depreciation) in fair value of investments	18,829	(158,383)
Employer contributions	1,908	2,892
Participant contributions	3,482	3,769
Net inter-fund transfers	(7,807)	1,925
Distributions to terminated employees	(15,754)	(17,600)
Distributions to participating employees	(11,335)	(13,024)
Increase/(Decrease) in Net Assets Available for Benefits	$601	$(168,938)

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

5. Related Party and Party-In-Interest Transactions

Certain Plan investments are stable value funds, common/collective trusts, and pooled separate accounts managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of the Employer, which had dividends paid totaling $11,278 and $11,483 thousand, purchases totaling $40,921 and $55,102 thousand, and sales totaling $55,888 and $60,421 thousand, for 2023 and 2022, respectively. Notes receivable from participants are also considered party-in interest transactions.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2018 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Additionally, the Plan is no longer open to examinations by the Internal Revenue Service for years prior to 2020.

7. Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2023 and 2022 aggregating to $4,135 and $4,555 thousand, respectively.

8. Commitments and Contingencies

On April 30, 2020, a putative class action lawsuit was filed in the United States District Court, Eastern District of Michigan against Magna International of America, Inc. and its Board of Directors, the Magna International of America, Inc. Investment Committee, the United States Pension and Retirement Savings Committee, and several unnamed individuals (the Defendants). The Complaint alleges claims under the Employee Retirement Income Security Act of 1974 (ERISA) for breach of fiduciary duty and failure to monitor other fiduciaries with respect to the fees and expenses associated with investment options in the Magna Group of Companies Retirement Savings Plans. The plaintiffs seek various forms of relief, including damages and declaratory and injunctive relief. On March 27, 2023 the Court denied plaintiffs’ motion for class certification on the basis that the representative plaintiffs were poorly suited to represent the class but allowing plaintiffs to find alternative representatives. On April 26, 2023, plaintiffs filed a motion to substitute plaintiffs with alternative representatives. On June 5, 2023, the court issued an opinion - allowing in part and denying in part - Magna's motion for summary judgment. On January 25, 2024, the Court granted class certification, approving of the plaintiffs’ alternative representative plaintiffs. On May 3, 2024, the parties attended a mandatory, court-ordered settlement conference and reached a settlement in principle of the class action. The settlement remains subject to Court approval. The parties intend to seek preliminary approval of the settlement imminently.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase in net assets per the financial statements to total income per the Form 5500 (in thousands):

Year ended December 31,	2023	2022
Net increase/(decrease) per the financial statements	$268,662	$(501,009)
Benefits payable to participants - end of year	-	-
Benefits payable to participants - prior year	-	1,038
Total Income/(Loss), per the Form 5500	$268,662	$(499,971)

Supplemental Schedules

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

(in thousands)

EIN: 98-0095901	Plan Number: 002

Year ended December 31, 2023
	Total That Constitutes Nonexempt Prohibited Transactions			Total Fully
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Corrected Under VFCP* and PTE 2002-51
Check here if late participant loan repayments are included: ☒
2023	$-	$4,135	$-	$-
2022	-	4,555	-	-

* Voluntary Fiduciary Correction Program (DOL)

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(in thousands)

EIN: 98-0095901	Plan Number: 002

December 31, 2022
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Stable Value Fund with Principal Life Insurance Company
*	Union Bond & Trust Company	Principal Stable Value	**	$170,941
*	Principal Life Insurance Company	Principal Pension Builder	**	2,960
	Total Stable Value Fund			173,901
	Pooled Separate Accounts
	Principal Life Insurance Company:
*	Prin LargeCap Growth I SA-I5		**	140,294
*	Prin Div Intl SA-I5		**	64,756
*	Prin Equity Income SA-Z		**	61,489
*	Prin Core Plus Bond Sep Acct-Z		**	51,778
*	Prin U.S. Property SA-I5		**	44,694
	Total Pooled Separate Accounts			363,011
	Common/Collective Trusts
	Principal Global Investors Trust Co:
*	Prin LifeTime Hyb 2030 CIT Q		**	260,054
*	Prin LifeTime Hyb 2040 CIT Q		**	216,697
*	Prin LifeTime Hyb 2050 CIT Q		**	161,109
*	Prin LifeTime Hyb 2020 CIT Q		**	115,710
*	Prin LifeTime Hyb 2045 CIT Q		**	36,700
*	Prin LifeTime Hyb 2060 CIT Q		**	36,355
*	Prin LifeTime Hyb 2035 CIT Q		**	35,978
*	Prin LifeTime Hyb 2055 CIT Q		**	32,005
*	Prin LifeTime Hyb 2025 CIT Q		**	26,971
*	Prin LifeTime Hyb Inc CIT Q		**	16,968
*	Prin LifeTime Hyb 2015 CIT Q		**	3,576
*	Prin LifeTime Hyb 2065 CIT Q		**	2,718
*	Prin LifeTime Hyb 2070 CIT Q		**	175
	Total Common/Collective Trusts			945,016
	Employer Securities
*	Magna International Inc. common stock		304,568	353,144
	Mutual Funds
	Fidelity 500 Index Fund		**	259,961
	Fidelity SM CAP Index Fund		**	91,417
	Fidelity MID CP Index Fund		**	78,532
	Fidelity US Bond Index Fund		**	21,053
	Fidelity Total Int Index Fund		**	16,028
	Vanguard Emerging Mkt Stk Index Fund		**	11,105
	Total Mutual Funds			478,096
	Northwestern Mutual Life Insurance Company	Life insurance policies		38
*	Participant Loans	Interest rates ranging from (5.25% to 10.50%)		57,719
	Total Investments			$2,370,925

* A party in interest, as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.